UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 27, 2022

FIG PUBLISHING, INC.

(Exact name of issuer as specified in its charter)

Delaware	47-5336565
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

149 Fifth Avenue, Suite 2E, New York, NY 10010

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (212) 401-6930

Title of each class of securities issued pursuant to Regulation A:

Fig Game Shares – Amico

Fig Gaming Shares – Moonray

Fig Gaming Shares – Digital Eclipse

Item 9. Other Events

Fig Publishing, Inc. (“Fig”, “we” or the “Company”) and Digital Eclipse Entertainment Partners Co., a video game developer (“Digital Eclipse”), are parties to an amended and restated co-publishing and revenue sharing agreement (the “Agreement”) under which Fig has agreed to contribute funding to the development of, and will co-publish, video games to be developed by Digital Eclipse. The Agreement (as effective June 25, 2021and as novated September 20, 2021 to name Digital Eclipse in place of its predecessor entity) does not specify the games to be developed, but instead provides for Digital Eclipse to present new games to Fig over time and for Fig and Digital Eclipse to mutually agree on which games Fig will publish and help develop through the provision of funds, and in what amounts funding will be provided (such funds constituting “Fig Funds”).

Under the foregoing terms, Fig has agreed with Digital Eclipse that Fig will fund the development of the following four games, each to a specified budget level, with the aggregate amount of funds totaling $1.7 million of Fig Funds:

●	Karateka: The Eclipse Edition

Initially created on an Apple II by Jordan Mechner in 1984, Karateka became a bestseller, with its roto-scoped animation and cinematic storytelling. Karateka: The Eclipse Edition is expected to offer players each of the original home computer versions of Karateka and to explore the unlikely development of the original game through an archive of “making of” materials.

●	Atari: The Golden Anniversary Celebration

Marking the 50th anniversary of the founding of Atari, this game and media collection will celebrate the “crown jewels” of the Atari catalog, and is expected to include four modernized or remastered versions of signature classics and a “Cultural Impact” video documentary, presented through a highly stylized user interface.

●	Jeff Minter’s Llamasoft Collection

One of the UK’s premiere “indie” game developers, Jeff Minter began designing and programming games in 1981, for the Sinclair ZX80. Through Llamasoft, he created dozens of games across a broad spectrum of devices. This game and media collection will celebrate Minter’s work (including his “Tempest 2000” for Atari Jaguar), history and visual style.

●	PONG 50th Anniversary Celebration

Celebrating 50 years of PONG, this collection will include a new, re-imagined version of the game. True to the original gameplay, this version is expected to present a variety of highly-interactive obstacles, challenges and objectives. Additional features are expected to include many iterations of classic PONG, controller assists and a documentary on the birth, history and impact of PONG.

Fig provided the $1.7 million of funding described above during the fourth quarter of the year ended December 31, 2021. In connection with entering into the Agreement, Fig sold approximately $10,066,220of its Fig Gaming Shares – Digital Eclipse (“FGS – DE”), the holders of which will share in revenues Fig receives from the publication of the Digital Eclipse games, assuming any such games are eventually completed, published and commercially released. In addition to the $1.7 million described above, Fig expects that, subject to Digital Eclipse continuing to present new games to Fig and Fig and Digital Eclipse continuing to mutually agree on which games Fig will support and in what amounts, Fig may spend up to approximately $690,500,000 more on the development of additional Digital Eclipse games.

Under the terms of the Agreement, Fig earns fees in respect of the amount of funding provided. In connection with the provision of the $1.7 million described above, Fig earned $141,820 in Fig Service Fees (as defined in the Agreement).

Notwithstanding the foregoing, there can be no assurance that Digital Eclipse will present additional new games to Fig; that Fig and Digital Eclipse will agree on any further game development funding; that Digital Eclipse will complete the development of any games; or that any such games will generate revenues to be shared with Fig and the holders of FGS – DE. All unused proceeds raised from the sale of Fig Gaming Shares – DE (approximately $8,220,400 as of the date of this filing) remain in a non-interest bearing escrow account maintained on our behalf by Prime Trust, LLC, where such funds will remain pending deployment under the Agreement. In the event Fig does not deploy all of the Fig Funds with Digital Eclipse, any remaining funds will be returned to holders of FGS – DE on a pro-rata basis, without interest or deduction, on the third anniversary of the final closing of the FGS – DE offering, on September 16, 2024.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

Date: January 27, 2022	By:	/s/ Lee Charles (Chuck) Pettid
Lee Charles (Chuck) Pettid
President

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